Exhibit 12.1

TRANSDIGM GROUP INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Fiscal Years Ended September 30,					Twenty-Six Week Periods Ended
	2009	2008	2007	2006	2005	April. 3, 2010	March. 28, 2009
Earnings:
Total earnings	$162,902	$133,126	$88,645	$25,117	$34,687	$68,804	$79,903
Income tax provision	88,100	73,476	53,426	16,318	22,627	38,780	44,137

Pre Tax Earnings	251,002	206,602	142,071	41,435	57,314	107,584	124,040
Fixed charges:
Interest charges	84,398	92,677	91,767	76,732	80,266	56,928	43,622
Interest factor of operating rents (1)	1,095	1,052	931	698	635	632	517

Total fixed charges	85,493	93,729	92,698	77,430	80,901	57,560	44,139

Earnings as adjusted	$336,495	$300,331	$234,769	$118,865	$138,215	$165,144	$168,179

Ratio of earnings to fixed charges	3.9	3.2	2.5	1.5	1.7	2.9	3.8

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consists of interest expense, amortization of debt issue costs and the portion of rental expense that management believes is representative of the interest component of rental expense.